SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



In the Matter of:

AMEREN CORPORATION,                               QUARTERLY CERTIFICATE
    and its Subsidiaries                          PURSUANT TO RULE 24 UNDER THE
                                                  PUBLIC UTILITY HOLDING COMPANY
                                                  ACT OF 1935



File Nos.  70-9877, 70-10078, 70-10106, 70-9427, 70-9423 and
70-9133

================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, on behalf of itself and its subsidiaries, hereby files this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by orders dated October 5, 2001 (Holding Co. Act Release No. 27449), February 27, 2003 (Holding Co. Act Release No. 27655), January 29, 2003 (Holding Co. Act Release No. 27645), July 23, 1999 (Holding Co. Act Release No. 27053), March 22, 1999 (Holding Co. Act Release No. 26993), and March 13, 1998 (Holding Co. Act Release No. 26841). This certificate is filed with respect to transactions consummated during the quarter ended March 31, 2003.

A.   Financing by Ameren (File No. 70-9877):
     -------------------

     1. Sales of any Common Stock by Ameren (other than pursuant to Stock Plans) and the purchase price per share and the market price per share at the date of the agreement of sale.

          During the 1st quarter of 2003, Ameren issued an aggregate of 6.325 million shares (5.5 million base shares on January 21, 2003 and 825,000 shares on February 14, 2003 pursuant to the exercise of an option granted to the underwriters) of Common Stock at $40.50 per share.

     2. The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under Stock Plans.

          Dividend Reinvestment and Stock Purchase Plan:       490,495
          Long Term Savings Plan 148:                            4,928
          Long Term Savings Plan 702:                            6,118
          Savings Investment Plan                              250,760
          Long Term Incentive Plan (Restricted Common Stock)   126,505

          Total                                                878,806

     3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

          N/A


     4. The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued by Ameren, directly or indirectly through a Financing Subsidiary, during the calendar quarter.

          No such securities were issued during the 1st quarter of 2003.

     5. The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the calendar quarter.

          A. There was no commercial paper issued during the 1st quarter of 2003.

          B.   There were no bank loans for the 1st quarter of 2003.

          Maximum indebtedness at any one time: $0.

     6. A description of the amount, terms and purpose of any Guarantee issued during the calendar quarter by Ameren and the name of the beneficiary of such Guarantee.


          Parent          Subsidiary                          Amount               Terms                Purpose
          ------          ----------                          ------               -----                -------
          Ameren Corp.    Ameren Energy Marketing             $  2,000,000         02/06/03-12/31/03    Credit Support
          Ameren Corp     Ameren Energy Marketing             $  5,000,000         03/31/03-12/31/04    Credit Support
          Ameren Corp.    Ameren Energy Marketing             $  5,000,000         03/12/03-12/31/03    Credit Support
          Ameren Corp.    Ameren Energy Marketing             $  3,000,000         01/16/03-12/31/03    Credit Support
          Ameren Corp.    Ameren Energy Marketing             $    600,000         03/24/03-12/31/03    Credit Support
          Ameren Corp.    Ameren Energy Marketing             $ 20,000,000         01/02/03-            Credit Support
          Ameren Corp.    Ameren Energy Marketing             $  5,000,000         01/27/03-12/31/03    Credit Support
          Ameren Corp.    Ameren Energy Marketing             $  1,000,000         02/20/03-12/31/03    Credit Support


     7. The name and amount invested by Ameren in any Financing Subsidiary during the calendar quarter.

          N/A

     8. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into by Ameren during the quarter and the identity of the parties to such instruments.

          No such agreements were entered into during the 1st quarter of 2003.

     9. Consolidated balance sheet of Ameren as of the end of the calendar quarter.

          Incorporated by reference to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 in File No. 1-4756.


B.   Financing by CILCORP and Utility Subsidiaries (File Nos. 70-10106, 70-10078
     ---------------------------------------------
     and 70-9133):


     1. The type of long-term securities (e.g., common stock, long-term debt, preferred securities, etc.) issued by CILCORP or AmerenEnergy Resources Generating Company (AERG) f/k/a Central Illinois Generation Inc. (CIGI) during the quarter and the amount of consideration received.

          No such securities were issued during the 1st quarter of 2003.

     2. The principal terms (e.g., interest rate, maturity, dividend rate, sinking fund provisions, etc.) of any long-term securities issued by CILCORP or AERG during the quarter.

          N/A

     3. The amount and terms of any Short-Term Debt issued by CILCORP, AmerenUE, AmernCIPS, AmerenCILCO or AERG (other than through the Utility Money Pool) during the calendar quarter.


          AmerenUE issued commercial paper during the 1st quarter of 2003 through A. G. Edwards, Goldman Sachs, and/or Bank One Capital Markets, ranging up to $314.5 million, at an average interest rate of 1.3%. No Short-Term Debt was issued by the other identified entities during the 1st quarter of 2003 (other than through the Utility Money Pool).

          There were no bank loans for the 1st quarter of 2003.

          Maximum indebtedness at any one time: $314.5 million from 01/13/03 to 01/15/03.


     4. If payment of any debt securities may be accelerated by the holders thereof by reason of a default by any associate company of the issuer under any obligation of such associate company (i.e., a cross default), the identity of such associate company and the nature of obligation of the associate company to which the cross default relates.


          There exists a cross default provision in the indenture relating to CILCORP's 8.70% and 9.375% senior unsecured notes, whereby an event of default would be triggered if there is a default in the payment of the principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for borrowed money of any significant subsidiary. Default must be for an aggregate amount exceeding $25 million. This would apply to any outstanding short-term or long-term AmerenCILCO indebtedness, including funded bank loans.



     5.   The amount and purpose of any Guarantee issued by CILCORP.


          Parent          Subsidiary                          Amount               Terms                Purpose
          ------          ----------                          ------               -----                -------

          CILCORP, Inc.   CILCORP Energy Services, Inc.       $  2,000,000         01/01/03-12/31/03    Credit Support

          Beneficiaries - Tenaska Marketing Ventures, Tenaska Marketing Canada, Tenaska Gas Storage, LLC



     6. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter by CILCORP, AmerenUE, AmerenCIPS, AmerenCILCO or AERG and the identity of the parties to such instruments.



          No such agreements were entered into during the 1st quarter of 2003.

     7.   With  respect to each  Financing  Subsidiary  that has been  formed by
          CILCORP, AmerenCILCO or AERG, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in such Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.


          N/A


     8. Consolidated balance sheets of AmerenUE, AmerenCIPS, CILCORP, AmerenCILCO and AERG as of the end of the calendar quarter, which may be incorporated by reference to filings, if any, by such companies under the Securities Act of 1933 or Securities Exchange Act of 1934.



          Incorporated by reference to the Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2003 filed by the following companies: AmerenUE in File No. 1-2967, AmerenCIPS in File No. 1-3672, CILCORP in File No. 2-95569, and AmerenCILCO in File No. 1-2732. AERG will not become operational until AmerenCILCO's generating assets are transferred to it which is currently scheduled to occur later in 2003. Consequently, AERG's balance sheet is not being provided with this report.




C.   Money Pool Transactions (File Nos. 70-10106 and 70-9423):
     -----------------------

     1. The maximum outstanding amount of all borrowings from and loans to the Utility Money Pool by each Utility Money Pool participant during the quarter, and the rate or range of rates charged on Utility Money Pool borrowings and paid on Utility Money Pool investments during the quarter.

          Maximum contribution/investment for AmerenCIPS - $66.4 million Maximum contribution/investment for AmerenUE - $0.0
          Maximum contribution/investment for Ameren Corporation - $378.8 million

          Maximum borrowing for Ameren Services - $127.1 million
          Maximum borrowing for AmerenUE - $371.9 million
          Maximum borrowing for AmerenCIPS - $0.0
          AmerenCILCO's participation in the Utility Money Pool is subject to receipt of the Illinois Commerce Commission's approval which is currently pending.

          Average interest rate for the Utility Money Pool for the quarter: 1.3%

     2. The maximum outstanding amount of all borrowings from and loans to the Non-Regulated Subsidiary Money Pool by each Non-Regulated Subsidiary Money Pool participant during the quarter, and the rate or range of rates charged on Non-Regulated Subsidiary Money Pool borrowings and paid on Non- Regulated Subsidiary Money Pool investments during the quarter.

          Maximum contribution/investment for Ameren Energy Marketing - $18.2 million
          Maximum contribution/investment for Union Electric Development - $1.1 million
          Maximum contribution/investment for Ameren Corporation - $342.2 million

          Maximum borrowing for Ameren Energy Fuels and Services - $28.8 million Maximum borrowing for Ameren Development - $1.6 million
          Maximum borrowing for Ameren Energy Communications - $29.0 million Maximum borrowing for Ameren Energy Development - $28.5 million Maximum borrowing for Ameren Energy Generating - $231.1 million Maximum borrowing for Ameren Energy Resources - $36.2 million
          Maximum borrowing for Ameren Energy] - $10.3 million
          Maximum borrowing for CIPSCO Investment Co. - $6.6 million
          Maximum borrowing for Ameren ERC - $15.7 million
          Maximum borrowing for Illinois Materials Supply - $4.7 million
          Maximum borrowing for Ameren Energy Marketing - $17.2 million
          Maximum borrowing for Union Electric Development - $.4 million
          Maximum borrowing for Ameren Services - $.7 million

          Average interest rate for the Non-Regulated Subsidiary Money Pool for the quarter: 8.8%



D.   Other  Transactions  Involving Ameren's  Nonutility  Subsidiaries
     -----------------------------------------------------------------
     (File No. 70-9427):

1. Balance Sheet and Income Statement for each Intermediate Subsidiary for the three, six or nine month period ended.

     To be filed confidentially under Rule 104.


2. Information concerning the nature and extent of services provided by any Nonutility Subsidiary that is authorized or permitted under the Act to sell goods and services during the quarter, identifying the associate company to which such services are sold, the service and the charge, and stating whether the charge was computed at cost, market or by another method (as specified herein).

     To be filed confidentially under Rule 104.




3. Information concerning the completion of any reorganization of Ameren's ownership in Intermediate Subsidiaries and/or Nonutility Subsidiaries, including the identity of the companies involved and their line of business and corporate structure both before and after the reorganization.

     N/A

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation



By     /s/ Jerre E. Birdsong                            Date:  May 30, 2003
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           Jerre E. Birdsong
    Vice President and Treasurer